

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 10, 2008

Lorraine M. Breece
Senior Vice President and Chief Financial Officer
Digital Angel Corporation
490 Villaume Avenue
S. St. Paul, MN 55075

Re: **Digital Angel Corporation**
        Form 10-Q for the Quarterly Period Ended June 30, 2008
        Filed August 11, 2008
        File No. 0-26020

Dear Mrs. Breece:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Where indicated, we
think you should revise your documents in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2008
1. Basis of Presentation,

1. We note your pro forma presentation as if VeriChip and InfoTech had been accounted
    for under the equity method for the comparative prior periods and December 31,
    2007. Please amend your filing to remove the pro forma information from the face of
    the financial statements and to present this information in the MD&A. We note your
    discussions on pages 29, 30, 33, 34, 37 and 38. Also, address the following
    comments.

- Disclose how the pro forma presentation was derived, why you believe the presentation is useful to investors and any potential risks associated with using the pro forma presentation.
- Expand the MD&A to discuss the reasons for the period-to-period changes in the historical results of operations as compared to the prior periods and the historical results of operations as compared to the pro forma results of operations.
- Expand the MD&A to discuss the pro forma balance sheet as of December 31, 2007.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director